Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 15, 2013

VIA EDGAR TRANSMISSION

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:          Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Semper MBS Total Return Fund (S000041568)

Dear Mr. Foor:

This correspondence is being filed in response to your oral comments and suggestions of June 24, 2013, to the Trust’s Post-Effective Amendment (“PEA”) No. 505 to its registration statement.  PEA 505 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on May 6, 2013, for the purpose of introducing a new series to the Trust: Semper MBS Total Return Fund (the “Fund”) (formerly known as “UCM MBS Total Return Fund”).

In connection with this response to the comments made by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Summary Section

1.	Staff Comments: In the Summary Section – Fees and Expenses of the Fund, please supplementally confirm that there are no expected acquired fund fees and expenses (“AFFE”) for this Fund.

Response:  The Trust responds by confirming that the Fund’s investment in other investment companies is not expected to be material, so no estimated AFFE has been included in the fees and expenses table.

2.
Staff Comment:  In the Summary Section – Fees and Expenses of the Fund, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Eaton Vance (e.g., Eaton Vance Low Duration Fund and Eaton Vance Large-Cap Core Research Fund), Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund) and J.P. Morgan (e.g., JPMorgan Growth Advantage Fund and JPMorgan Mid Cap Value Fund).

3.
Staff Comment:  In the Summary Section - Fees and Expenses of the Fund, footnote number 2 to the Fund’s Annual Fund Operating Expenses table, please confirm that the Expense Caps will remain in effect for at least one year.

Response:  The Trust responds by confirming that the Expense Caps will remain in effect for at least one year, and by revising footnote 2 as follows:

“~~UCM Partners~~Semper Capital Management, L.P. (the “Adviser”) has contractually agreed to waive a portion or all of its management fees and pay Fund expenses to ensure that Net Annual Fund Operating Expenses (excluding acquired fund fees and expenses (“AFFE”), interest, taxes, interest and dividends on securities sold short and extraordinary expenses) do not exceed 0.75% of average daily net assets for Institutional Class shares and 1.00% of average daily net assets for Investor Class shares (the “Expense Caps”).  The Expense Caps will remain in effect through at least March 31, 201~~4~~5, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were paid, subject to the Expense Caps.”

4.	Staff Comment: With respect to the Fund’s “Portfolio Turnover” section, please revise the disclosure to include language clarifying that the Fund is new and therefore has no portfolio turnover.

Response: The Trust responds by adding the following sentence to the end of the Portfolio Turnover paragraph for the Fund:

“As the Fund is new, it does not have any portfolio turnover as of the date of this Prospectus.”

5.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” section, please confirm to the Staff whether the Fund believes its investments in non-agency mortgage-backed securities (“MBS”), or private MBS, will be liquid.  Your response should include an analysis with some level of detail and provide an explanation as to how these securities will be valued.

Response: The Trust responds by stating that it expects that under normal market conditions at least 90% of the Fund’s investments in non-agency MBS will be liquid.   Please note that the Trust will revise the Fund’s prospectus to include non-agency MBS as a principal investment strategy and will state a policy to concentrate in non-agency MBS.

Supplementally, in response to your request for additional information regarding the liquidity of non-agency MBS in which the Fund expects to invest and their valuation, the Trust responds as follows:

Transaction volume data for non-agency MBS provided by TRACE, FINRA’s web-based Trade Reporting and Compliance Engine, evidences substantial daily transaction volume, comparable in many respects (given relative scale) to agency MBS. For example,

•	Q1 2013: 1,082 daily transactions/$7.3 billion Original Face (~$3.7 billion O/S Principal)

•	2012: 1,010 daily transactions/$6.7 billion Original Face (~$3.4 billion O/S Principal)

•	Overall market ~$850 billion in O/S principal (broker estimates).

The Adviser has substantial experience in investing in non-agency MBS.  With respect to non-agency RMBS market, the Adviser believes the market is particularly well intermediated by numerous (approximately 100) dealers.  The Adviser alone transacted with over 70 distinct dealers in 2012.  Non-agency RMBS trading activity is driven by “Bids Wanted in Competition” (“BWICs”), which are lists of bonds made available for sale by holders.  Brokers circulate these lists to potential buyers (such as investment managers, mutual funds, insurance companies, etc.), and the potential buyers review these lists and submit bids on any securities they would like to purchase.  The Adviser believes, based on publicly available estimates from major brokers, that approximately 85% of non-agency RMBS offered on BWICs in Q1 were transacted.  Bids are typically due the same day or the day after these lists are provided (i.e., bonds sold on BWICS are typically sold within 1 day).  The Adviser further believes that the non-agency RMBS asset class is expected to return ~$80 billion per year in principal repayments to investors, providing significant sustainable ongoing demand as investors reinvest this cash in the asset class to maintain their allocations.

With respect to pricing, the Adviser has confirmed that based on current experience, over 90% of the non-agency MBS in which the Fund expects to invest is expected to be priced by independent pricing services.  The Fund will have a hierarchy of pricing services including IDC and Markit to provide daily prices to these securities.  The remainder will be fair valued in accordance with the Fund’s fair value procedures.

6.	Staff Comment: Please clarify the Fund’s exposure to investments in sub-prime mortgages. Please add applicable risks, if necessary.

Response:  The Trust responds by stating that investments in sub-prime mortgages will be a principal investment strategy of the Fund.  Accordingly, the following corresponding principal risk has been added to the Prospectus:

Item 4

•
Sub-Prime Mortgage Risk.  The risk that an issuer of a sub-prime mortgage security will default on its payments of interest or principal on a security when due.  These risks are more pronounced in the case of sub-prime mortgage instruments than more highly ranked securities.  Because of this increased risk, these securities may also be less liquid and subject to more pronounced declines in value than more highly rated instruments in time of market stress.

Item 9

Sub-Prime Mortgage Risk.  The risk that an issuer of a sub-prime mortgage security will not make payments on the security when due.  The sub-prime mortgage securities in which the Fund will invest are typically interests in pools of mortgages, a significant portion of which are mortgages issued to “sub-prime” or “Alt A” borrowers.  Mortgage loans to Alt A borrowers are underwritten using standards that are more liberal than those for prime borrowers, such as high loan-to-value ratios and less documentation of borrower income or assets, but not as liberal as those for sub-prime borrowers.  Sub-prime borrowers typically have weakened credit histories that include payment delinquencies, and possibly more severe problems such as charge-offs, judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, debt-to-income ratios, or other criteria that may encompass borrowers with incomplete credit histories. Sub-prime loans are loans to borrowers displaying one or more of these characteristics at the time of origination or purchase.  Loans to sub-prime or Alt A borrowers have a higher risk of default than loans to prime borrowers.  If a significant portion of the loans in a sub-prime mortgage security in which the Fund has invested are in default, the value of that security will decrease and the sub-prime mortgage security may itself default on its payment obligations to the Fund.

7.	Staff Comment: Please confirm that the Fund will cover the full notional amount for any credit default swaps that it intends to sell/write.

Response:  The Trust confirms that the full notional amount of any credit default swap sold or written by the Fund will be covered.

8.	Staff Comment: Based on the Investment Company Act Release No. 10666, please confirm that the Fund will set aside an appropriate amount of segregated assets when it engages in total return swaps.

Response:  The Trust confirms that the Fund will set aside an appropriate amount of segregated assets when it engages in total return swaps.

9.
Staff Comment: In the third paragraph of the “Principal Investment Strategies” on page  4, there is a reference to “other hedging instruments.”  Please specifically identify what these other hedging instruments are, and if necessary, include appropriate risk disclosure.

Response:  The Trust responds by deleting the phrase “and other hedging instruments” from the sentence describing the hedging strategies that may be employed.

10.	Staff Comment: The third paragraph also discusses the Fund’s use of leverage. Please clarify what the use of leverage is intended to do for the Fund.

Response:  The Trust responds supplementally by stating that leverage may be used by the Fund to enhance the expected risk adjusted return characteristics of the Fund from time to time.  The Adviser has extensive experience managing leverage through market cycles and generally employs leverage against higher credit quality, lower volatility securities that generate stable interest income, in order to augment the risk adjusted total return of the Fund.  The Adviser intends to utilize this leverage only when prudent, and with appropriate safeguards including segregated margin reserves beyond the amounts required by counterparties providing leverage to the Fund.

11.
Staff Comment:  Based on the Principal Investment Strategies, please identify and summarize the risks attributable to RMBS and CMBS.  In particular, please add additional risks related to private, or non-agency, MBS.

Response:  The Trust responds by adding the following to the Fund’s “Principal Investment Risks”:

Item 4

•
Residential Mortgage-Backed Securities Risks.  RMBS are subject to the risks generally associated with fixed-income securities and mortgage-backed securities.  RMBS may not be backed by the full faith and credit of the U.S. Government and are subject to risk of default on the underlying mortgage.  RMBS issued by non-government entities may offer higher yields than those issued by government entities, but also may be subject to greater volatility than government issues.  Delinquencies and defaults by borrowers in payments on the underlying mortgages, and the related losses, are affected by general economic conditions, the borrower’s equity in the mortgaged property and the borrower’s financial circumstances.  The risks associated with RMBS are greater for those in the Alt-A first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS.  Recently, delinquency and defaults on residential mortgages have increased and may continue to increase.

•
Commercial Mortgage-Backed Securities Risks.  CMBS are subject to the risks generally associated with fixed-income securities and mortgage-backed securities.  CMBS may not be backed by the full faith and credit of the U.S. Government and are subject to risk of default on the underlying mortgage.  CMBS issued by non-government entities may offer higher yields than those issued by government entities, but also may be subject to greater volatility than government issues. CMBS react differently to changes in interest rates than other bonds and the prices of CMBS may reflect adverse economic and market conditions. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of CMBS.

•
Privately Issued Mortgage-Related Securities Risk.  MBS issued or guaranteed by private issuers is also known as “non-agency MBS.”  Privately issued mortgage-backed securities generally offer a higher rate of interest (but greater credit risk) than securities issued by U.S. Government issuers, as there are no direct or indirect governmental guarantees of payment.  The degree of risks will depend significantly on the ability of borrowers to make payments on the underlying mortgages and the seniority of the security held by the Fund with respect to such payments.  The market for privately-issued mortgage-backed securities is smaller and less liquid than the market for mortgage-backed securities issued by U.S. government issuers.

Item 9

Residential Mortgage-Backed Securities Risks.  RMBS are subject to the risks generally associated with debt securities and mortgage-backed securities.  RMBS may not be backed by the full faith and credit of the U.S. Government and are subject to risk of default on the underlying mortgage.  RMBS issued by non-government entities may offer higher yields than those issued by government entities, but also may be subject to greater volatility than government issues.  Credit risk on RMBS arises from losses due to delinquencies and defaults by borrowers in payments on the underlying mortgages.  The rate of delinquencies and defaults on RMBS and the amount of the resulting losses depend on a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower’s equity in the mortgaged property and the individual financial circumstances of the borrower.  The risks associated with RMBS are greater for those in the Alt-A first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS.  Recently, delinquency and defaults on residential mortgage loans have increased significantly and may continue to increase.  Residential property values in many geographical areas have declined, and the continued decline (or lack of increase) in those values may result in additional increases in delinquencies and defaults on residential mortgages.

Commercial Mortgage-Backed Securities Risks.  CMBS are subject to the risks generally associated with debt securities and mortgage-backed securities.  CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property.  CMBS are subject to many of the risks of investing in the real estate securing the underlying mortgage loans.  These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants.  CMBS may be less liquid and exhibit a greater price volatility than other types of mortgage- or asset-backed securities.  The commercial mortgage loans that underlie CMBS have certain distinct risk characteristics.  Commercial mortgage loans generally lack standardized terms, which may complicate their structure, tend to have shorter maturities than residential mortgage loans and may not be fully amortizing.  Commercial properties themselves tend to be unique and are more difficult to value than single-family residential properties.  In addition, commercial properties, particularly industrial and warehouse properties, are subject to environmental risks and the burdens and costs of compliance with environmental laws and regulations.

Privately Issued Mortgage-Related Securities Risks.  MBS issued or guaranteed by private issuers is also known as “non-agency MBS.”  Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles or SPVs) and other entities that acquire and package mortgage loans for resale as mortgage-related securities.  Privately issued mortgage-backed securities generally offer a higher rate of interest (but greater credit risk) than securities issued by U.S. Government issuers, as there are no direct or indirect governmental guarantees of payment.  The degree of risks will depend significantly on the ability of borrowers to make payments on the underlying mortgages and the seniority of the security held by the Fund with respect to such payments.  Mortgage-related securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee.  As a result, the mortgage loans underlying private mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics.  Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans.  The coupon rates and maturities of the underlying mortgage loans in a private-label mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans.  For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.  The performance of private label mortgage-backed securities, issued by private institutions, is based on the financial health of those institutions.

12.	Staff Comment: The Trust references “High Yield Risk”, but this is not sufficiently tied to the disclosure in the Principal Investment Strategies sections. Please modify your disclosure accordingly.

Response:  The Trust responds by revising the Fund’s disclosure as follows in Item 4 and Item 9: “The weighted average maturity of the Fund’s MBS investments will generally range from between 1 and 10 years and the Fund may invest without limit in MBS that are rated below investment grade (i.e., “high yield” or “junk” ratings).

13.
Staff Comment:  Please confirm to the Staff that all derivatives in which the Fund will invest have been discussed in the Principal Investment Strategies sections.  Additionally, please ensure that appropriate risk disclosure has been summarized for all derivatives in which the Fund will principally invest.

Response:  The Trust responds by confirming that the Fund has identified all principal derivatives in both the Principal Investment Strategies and Principal Investment Risks sections.

14.
Staff Comment:  On page 17, in the redemptions “By Telephone” section, it states that “A wire fee of $15 will be deducted from your redemption proceeds for complete and share certain redemptions.”  Please reword the sentence so that it is written in plain English.

Response:  The Trust responds by modifying this sentence as follows: “A wire fee of $15 will be deducted from your redemption proceeds for complete ~~and share certain~~ redemptions and redemptions for a specific number of shares.”

SAI

15.	Staff Comment: On page 19, under “Investment Restrictions”, please confirm that the Fund will not concentrate in non agency MBS.

Response: The Trust responds by confirming that the Fund will concentrate in non-agency mortgage-backed securities.  Accordingly, fundamental investment restriction number 5 is modified as follows:

5.      Invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry, except that the Fund will concentrate its investments in non-agency mortgage-backed securities.  (Does not apply to investments in the securities of other investment companies or securities of the U.S. Government, its agencies or instrumentalities.)

16.
Staff Comments:  On page 27, in “The Fund’s Investment Adviser” section, it states that “Though the Fund is responsible for its own operating expenses, the Adviser has contractually agreed to waive a portion or all of the management fees payable to it by the Fund and to pay Fund operating expenses to the extent necessary to limit the Fund’s aggregate annual operating expenses (excluding acquired fund fees and expenses, interest, taxes, and extraordinary expenses) to the limits set forth in the Annual Fund Operating Expenses table of the Prospectus.”  Please modify this disclosure to also address interest and dividends on securities sold short.

Response:  The Trust responds by modifying the sentence as follows:

“Though the Fund is responsible for its own operating expenses, the Adviser has contractually agreed to waive a portion or all of the management fees payable to it by the Fund and to pay Fund operating expenses to the extent necessary to limit the Fund’s aggregate annual operating expenses (excluding acquired fund fees and expenses, interest, taxes, interest and dividends on securities sold short and extraordinary expenses) to the limits set forth in the Annual Fund Operating Expenses table of the Prospectus.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust